UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date May 23, 2019	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POLL RESULTS OF THE 2018 ANNUAL GENERAL MEETING AND CHANGE OF DIRECTORS

The Board hereby announces the poll results of the AGM held in Shanghai, the PRC on Wednesday, 22 May 2019.

Reference is made to the notice dated 4 April 2019 (the “Notice”) regarding the 2018 annual general meeting of China Eastern Airlines Corporation Limited (the “Company”) held on Wednesday, 22 May 2019 (the “AGM”). Terms defined in the Notice shall have the same meanings when used herein unless otherwise specified.

POLL RESULTS OF THE AGM

The AGM was held at the Conference Room on First Floor, The QUBE Hotel Shanghai Hongqiao, No. 200, Lane 1588, Zhuguang Road, Xujing Town, Qingpu District, Shanghai, the PRC (上海市青浦區徐涇鎮諸光路 1588 弄 200 號上海虹橋綠地鉑驪酒店一樓會議室) on Wednesday, 22 May 2019. Shareholders representing 10,780,400,022 shares of the Company (the “Share”) were present, in person or by proxy, at the AGM. The AGM was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the articles of association of the Company (the “Articles of Association”).

There was no Share entitling the Shareholders to attend and abstain from voting in favour as set out in Rule 13.40 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

Each resolution proposed for approval at the AGM was taken by poll.

Ernst & Young, the auditor of the Company was appointed as the scrutineer for the purpose of vote- taking at the AGM. The poll results in respect of the resolutions proposed for approval at the AGM were set out as follows:

Total number of Shares represented by votes (Approximate %*)
		For	Against	Abstain
RESOLUTIONS

1.	Ordinary Resolution: “THAT, to consider and approve the report of the board of directors of the Company (the “Board”) for the year 2018.”	10,779,461,049 (99.9918%)	70,913 (0.0007%)	810,100 (0.0075%)

2.	Ordinary Resolution: “THAT, to consider and approve the report of the supervisory committee of the Company for the year 2018.”	10,779,458,649 (99.9918%)	73,313 (0.0007%)	810,100 (0.0075%)

3.	Ordinary Resolution: “THAT, to consider and approve the financial reports of the Company for the year 2018.”	10,779,458,549 (99.9918%)	70,913 (0.0007%)	810,100 (0.0075%)

4.	Ordinary Resolution: “THAT, to consider and approve the Company’s profit distribution proposal for the year 2018.”	10,761,190,979 (99.8264%)	137,463 (0.0013%)	18,574,370 (0.1723%)

5.	Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the Company’s appointment of the PRC domestic auditors and international auditors for financial reporting and the auditors for internal control for the year 2019, and to authorise the Board to determine their remuneration.”	10,779,668,149 (99.9933%)	723,813 (0.0066%)	100 (0.0001%)

Total number of Shares represented by votes (Approximate %*)
	For	Against	Abstain
RESOLUTIONS

6.

Special Resolution: “THAT, to consider and approve the resolution on granting of a general mandate to the Board to issue bonds:

It was agreed that the Board may issue debt instruments in one tranche or multiple tranches, within the cap amount of issuance stipulated under applicable laws, subject to the general and unconditional mandate to be obtained at the general meeting:

(a)   Type of debt instruments: Including, but not limited to, debt instruments such as corporate bonds, super short-term commercial paper, short-term commercial paper, mid-term notes, offshore bonds in Renminbi or US dollar and other currencies, and asset-backed securities. However, bonds to be issued and/or debt instruments to be issued under this mandate shall not include bonds which are convertible into shares of the Company.

(b)   Issuer: The Company and/or its wholly or non- wholly owned subsidiaries. The exact issuer shall be determined by the Board based on the needs in the particular issuance.

(c)   Issue size: Debt instruments shall be issued under this mandate within the cap amount of bond issuance stipulated under applicable laws, subject to the outstanding amount of each type of debt instrument. The actual size of issue shall be determined by the Board based on funding requirements and market conditions.

	10,641,959,055 (98.7160%)	138,419,657 (1.2839%)	100 (0.0001%)

Total number of Shares represented by votes (Approximate %*)
For	Against	Abstain
RESOLUTIONS

(d)   Maturity and class of issue: Not more than 15 years in the form of a uniform maturity date or a bond portfolio with several maturity dates. The actual composition of maturity and the size of each class of the bonds shall be determined by the Board based on the relevant requirements and market conditions.

(e)   Use of fundraising proceeds: It is expected that the fundraising proceeds from such issuance shall be used for purposes in compliance with laws and regulations, including the fulfillment of production and operation needs of the Company, adjustment of debt structure, the supplementing of working funds and/or project investment. Details of the use of proceeds shall be determined by the Board based on funding requirements.

(f)   Valid term of the mandate: One year from the date of approval of this resolution at a general meeting of the Company.

If the Board and/or its delegate(s) has decided to proceed with issuance(s) within the valid term of the mandate, and the Company has obtained issuance approval, permission or registration from regulatory bodies within the valid term of the mandate, the Company may complete the relevant issuance within the valid term confirmed under any of such approval, permission or registration.

Total number of Shares represented by votes (Approximate %*)
For	Against	Abstain
RESOLUTIONS

(g)   Authorization to be granted to the Board

It is proposed at the general meeting that an authorization be granted generally and unconditionally to the Board, based on the specific needs of the Company and other market conditions:

(i) To determine the issuer, type, specific class, specific terms, conditions and other matters, including but not limited to the actual issue size, the actual total amount, currency, issue price, interest rates or the formula for determining the interest rates, place of issuance, timing of the issue, maturity, whether or not to issue in tranches and the number of tranches, whether to set buyback and redemption clauses, rating arrangements, guarantees, due dates for principal and interest payments, use of proceeds, underwriting arrangements and all matters relating to each issue.

(ii)  To take all such acts and steps as considered to be necessary and incidental to each issuance, including but not limited to the engagement of intermediary(ies) to represent the Company in application to relevant regulatory bodies for approval, registration, filing etc. in relation to issuance, sign all necessary legal documents for issuance, and handle other matters in relation to issuance, arrangement of principal and interest payments within the duration of the bonds, and trading and listing.

Total number of Shares represented by votes (Approximate %*)
For	Against	Abstain
RESOLUTIONS

(iii)   To approve, confirm and ratify the acts and steps stated above taken by the company in connection with any issuance.

(iv) To make corresponding adjustments to the detailed plan of issue of the bonds and other relevant matters within the scope of the mandate to be granted to the Board in accordance with opinions of regulatory authorities or the existing market conditions, in the event of any changes in the policy of regulatory authorities on issue of bonds or any changes in market conditions save for the matters that are subject to Shareholders’ re-voting at the general meeting under relevant laws, regulations and the articles of association of China Eastern Airlines Corporation Limited.

(v)   To determine and handle, upon completion of the issuance, matters in relation to the listing of the debt instruments which have been issued.

(vi) To approve, sign and distribute announcements and circulars in relation to issuance and disclose relevant information, pursuant to the governing rules applicable at the place of listing of the Company.

(vii)  To adjust the currency structure and interest rate structure of the bonds based on the market conditions within the duration of the bonds.

(viii)  To grant authorization in relation to the above matters to such other persons as the Board considers appropriate.”

Total number of Shares represented by votes (Approximate %*)
	For	Against	Abstain
RESOLUTIONS

7.

Special Resolution: “THAT, to consider and approve the granting of a general mandate to the Board to issue shares of the Company:

(a)   the Board be and is hereby granted an unconditional general mandate and permitted to further delegate such mandate to the management of the Company, to proceed with the matters associated with the issuance of shares of the Company in its sole discretion and according to the specific needs of the Company, other market conditions and the following conditions during the Relevant Period (as hereafter defined), subject to the following conditions:

(i) the Company has obtained the approval from the Board to issue, allot or dispose of, either separately or concurrently, or to issue, allot or dispose of, either separately or concurrently, conditionally or unconditionally, the domestic shares (“A Shares”) and the overseas listed foreign shares (“H Shares”) with the respective numbers of A Shares and H Shares being not more than 20% of the respective number of the issued A shares and H shares of the Company as at the date of approval and passing of this resolution at the general meeting, and subject to the conditions set out in (ii) below, the Board may, within the given limits, determine the numbers of A Shares and/or H Shares to be issued, allotted or disposed of;

	10,541,412,810 (97.7833%)	238,968,402 (2.2166%)	100 (0.0001%)

Total number of Shares represented by votes (Approximate %*)
For	Against	Abstain
RESOLUTIONS

(ii)  the Board has approved, executed, amended and made or procured to execute, make and amend all documents, deeds and matters as it may consider necessary in connection with the issuance, allotment or disposal of any A Shares and/or H Shares pursuant to the exercise of the abovementioned general mandate; and

(iii)  the Board will only exercise such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (each as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and the Company will complete such issuance only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

Total number of Shares represented by votes (Approximate %*)
For	Against	Abstain
RESOLUTIONS

(b)   for the purposes of this special resolution, the general mandate shall not extend beyond the Relevant Period save that if the Board during the Relevant Period makes the issuance resolutions, such issuance may complete beyond the Relevant Period after obtaining all necessary approvals from the relevant PRC government authorities by the Company which may take longer than the Relevant Period. “Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

(i) the conclusion of the next annual general meeting of the Company following the passing of this special resolution;

(ii)  the expiration of a 12-month period following the passing of this special resolution; and

(iii)  the date on which the general mandate granted to the Board set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company at a general meeting.

		Total number of Shares represented by votes (Approximate %*)
		For	Against	Abstain
RESOLUTIONS

(c)   Conditional upon the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorized to increase the registered capital of the Company to reflect the number of shares authorized to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete the formalities required to effect the separate or concurrent issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.

8.	Ordinary Resolution: “THAT, to consider and approve the election of directors of the Company:	CUMULATIVE VOTING# (Number of votes)

	(1) to consider and approve the election of Mr. Li Yangmin as a director of the Company; and	10,662,156,441

	(2) to consider and approve the election of Mr. Tang Bing as a director of the Company.”	10,676,710,680

*	The percentage of voting is based on the total number of Shares held by Shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of the relevant resolution.
#	Cumulative voting is adopted in respect of resolutions no. 8(1) and 8(2). All said resolutions are passed.

Based on the above poll results, all of the special resolutions were passed by two-thirds or more of votes, and all of the ordinary resolutions were passed by half or more of votes.

Note:

The poll results were subject to scrutiny by Ernst & Young, whose work was limited to certain agreed procedures requested by the Company to compare the poll results summary prepared by the Company to poll forms collected and provided by the Company to Ernst & Young. The work performed by Ernst & Young in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

CHANGE OF DIRECTORS

The Board announces that each of Mr. Li Yangmin and Mr. Tang Bing has been appointed as a director of the Company, each with effect from 22 May 2019 upon conclusion of the AGM.

The Board further announces that Mr. Li Yangmin has been appointed as a member and the chairman of the Aviation Safety and Environmental Committee of the Board and Mr. Tang Bing has been appointed as a member and the chairman of the Development and Planning Committee of the Board.

For details of the biographical details of Mr. Li Yangmin and Mr. Tang Bing, please refer to: (i) the Notice; and (ii) the circular of the Company dated 4 April 2019.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 22 May 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee Representative Director).